Exhibit 99.2

SKY-MOBI LIMITED

(Incorporated in the Cayman Islands with Limited Liability)

__________________

NOTICE OF ANNUAL GENERAL MEETING OF THE COMPANY

NOTICE IS HEREBY GIVEN that an Annual General Meeting (the “AGM”) of Sky-Mobi Limited (the “Company”) will be held at MGM MACAU, Avenida Dr. Sun Yat Sen, NAPE, Macau, at 2:00 P.M. (China Standard Time) on December 29, 2014 for the purpose of considering and, if thought passing and approving the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

1.	Retirement and re-election of Mr. Michael Tao Song as a Class A director of the Company;

2.	Appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP as the Company’s independent registered public accounting firm up to March 31, 2015; and

3.	Authorization of Mr. Michael Tao Song to take any and every action that might be necessary to effect the foregoing resolutions as he, in his absolute discretion, thinks fit.

The Board of Directors of the Company has fixed the close of business on November 14, 2014 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjournment thereof. Holders of the Company’s American Depository Shares who wish to exercise their voting rights for the underlying shares must act through the depository.

By order of the Board of Directors of Sky-mobi Limited

/s/ Michael Tao Song

______________________________________________

Michael Tao Song

Chairman

For and on behalf of the Board of Directors of Sky-mobi Limited

Dated: November 21, 2014

Executive Office: 10/F, Building B, United Mansion No. 2, Zijinghua Road, Hangzhou Zhejiang 310013 People’s Republic of China	Registered Office: Codan Trust Company (Cayman) Limited Cricket Square, Hutchins Drive P.O. Box 2681 Grand Cayman, KY1-1111 Cayman Islands

NOTES

1	A shareholder entitled to attend and vote at the above AGM is entitled to appoint one or more proxies to attend and vote in his/her stead. A proxy need not be a shareholder of the Company.

2	A form of proxy for the AGM is enclosed. Whether or not you propose to attend the AGM in person, you are strongly advised to complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then send it to, or deposit it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at the offices of Sky-mobi Limited at 10/F, Building B, United Mansion, No. 2, Zijinghua Road, Hangzhou, Zhejiang, 310013, People’s Republic of China or send it by facsimile to +(86) 571-8775-8616, in each case marked for the attention of Jason Chen not later than 7 days (i.e., December 22, 2014, 2:00 P.M.) before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll taken more than 7 days after it is demanded, not less than twenty-four hours before the time appointed for the taking of the poll, or, where the poll is not taken forthwith but is taken not more than 7 days after it was demanded, by delivery at the meeting at which the poll was demanded to the Chairman or to the secretary or to any director.

3	Returning the completed form of proxy will not preclude you from attending the AGM and voting in person if you so wish.

4	If two or more persons are jointly regarded as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares.

5	Any corporation or other non-natural person which is a shareholder may by resolution of its directors or other governing body authorize such person as it thinks fit to act as its representative at any meeting of the Company, and the person so authorized shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual shareholder.

6	If a clearing house (or its nominee) is a shareholder, it may, by resolution of its directors or other governing body or by power of attorney, authorize such person or persons as it thinks fit to act as its representative or representatives at any general meeting of the Company provided that, if more than one person is so authorized, the authorization shall specify the number and class of shares in respect of which each such person is so authorized. A person so authorized shall be entitled to exercise the same powers on behalf of the clearing house (or its nominee) which he represents as that clearing house (or its nominee) could exercise if it were an individual shareholder of the Company holding the number and class of sharers specified in such authorization.

7	The quorum for the AGM shall be at least two (2) shareholders entitled to vote and present throughout the meeting in person or by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative, representing not less than one-third in nominal value of the total issued voting shares of the Company.